Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for First Quarter 2018

Hong Kong, May 11, 2018— UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the first quarter ended March 31, 2018.

UTStarcom’s Chief Executive Officer Tim Ti commented, “First quarter results reinforce our confidence in the long-term outlook for UT.  Financial results were solid, with revenue at the higher end of expectations and gross margin over 40%, resulting in a return to profitability.  We increased our investment in R&D when compared to last year while maintaining a strong balance sheet.”

Tim continued, “Our commitment to R&D is starting to show promising results.  We generated meaningful revenue in Taiwan.  Orders are flowing in from India, and we expect substantial revenue from there for the balance of the year.  We are also strengthening our product portfolio with high-performance, high value products such as the newly introduced SRv6 router.  Finally, we see a multitude of opportunities in new applications like retail automation, and are pursuing those with key partnerships such as the recently announce uSTAR joint venture.”

Business Highlights

•                  In April 2018, the Company announced a ‘POC-ready’ release of its newest break-through platform: the SkyFlux UAR series of routers, which are based on Segment Routing over IPv6 data plane (“SRv6”) technology tightly integrated with the Company’s SDN platform SOO Network

•                  In April 2018, the Company participated in the MPLS + SDN + NFV World Congress 2018 interoperability showcase in Paris, organized by the European Advanced Networking Test Center (EANTC).  During the showcase, UTStarcom participated in live multi-vendor demonstrations of the latest SRv6 technology

•                  The Company joined a range of interoperability tests with a number of vendors during a hot staging lab testing event organized by EANTC that took place in Berlin from March 5 to 16

•                  In March 2018, the Company formed a joint venture, Hangzhou uSTAR Technologies Limited with a leading Zhejiang-based manufacturer of refrigerators to develop a “smart refrigerator” utilizing the Company’s advanced communication technologies.  In addition to the development of smart refrigerators, the new joint venture Hangzhou uSTAR Technologies Limited will provide a comprehensive retail automation solution for the fast-growing Chinese smart retail store market

•                  The Company’s business in India continued to gain traction, including important customer wins and outsourcing of product manufacturing to a local manufacturer

First Quarter 2018 Financial Results

Summary of Q1 2018 Key Financials

	Q1 2018	Y/Y Change*	Q/Q Change*
Revenue	$22.6	+0.2%	+23.9%
Gross Margin	40.5%	+71 bps	+1545 bps
Operating Expenses	$6.8	+25.1%	+5.3%
Operating Income	$2.3	-$1.3	+$4.2
Net Income	$4.0	-$1.9	+$7.6
Basic EPS	$0.11	-$0.06	+$0.21
Cash Balance (including Restricted Cash)	$98.9	-9.7%	-1.8%

* Dollar comparisons are used where percentage comparisons are not meaningful.

*All the numbers in U.S. Dollars are in million except EPS

Total Revenues

Q1 2018 total revenues were $22.6 million, essentially flat when compared to the corresponding period of 2017.

•                      Q1 2018 net equipment sales were $18.7 million, an increase of 5.5% from $17.7 million for the corresponding period in 2017.  The increased sales were mainly from Packet Transport Network (“PTN”) product in Japan region

•                      Q1 2018 net services sales were $3.9 million, a decrease of 19.2% from $4.8 million for the corresponding period in 2017.  The decreased sales were mainly due to the expiration of an annual service contract in India

Gross Profit

Q1 2018 gross profit was $9.1 million, or 40.5% of net sales, compared to $9.1 million, or 40.4% of net sales, for the corresponding period in 2017.

•                  Q1 2018 equipment gross profit was $7.9 million, compared to $7.4 million for the corresponding period in 2017.  Q1 2018 equipment gross margin was 42.1%, compared to 42.0% for the corresponding period in 2017

•                  Q1 2018 service gross profit was $1.2 million, compared to $1.7 million for the corresponding period in 2017.  Q1 2018 service gross margin was 32.6%, compared to 34.6% for the corresponding period in 2017.  The slight decrease in Q1 2018 was primarily due to the expiration of an annual service contract in India

Operating Expenses

Q1 2018 operating expenses were $6.8 million, compared to $5.5 million for the corresponding period in 2017.

•                      Q1 2018 selling, general and administrative (“SG&A”) expenses were $3.9 million, compared to $3.6 million for the corresponding period in 2017.  The lower 2017 SG&A was as a result of a one-time bad debt recovery from a delinquent account

•                      Q1 2018 research and development expenses were $2.9 million, compared to $1.8 million for the corresponding period in 2017.  The increase was mainly due to continuing investment in research and development and a one-time expense related to the transfer of personnel to uSTAR

Operating Income

Q1 2018 operating income was $2.3 million, compared to $3.6 million for the corresponding period of 2017.

Interest Income, Net

Q1 2018 net interest income was $0.5 million, compared to $0.4 million for the corresponding period in 2017.

Other Income (Expense), Net

Q1 2018 net other expenses were $0.02 million, compared to net other income of $0.4 million for the corresponding period in 2017.

Net Income

Q1 2018 net income attributable to UTStarcom’s shareholder was $4.0 million, compared to $5.9 million for the corresponding period in 2017.  Q1 2018 basic net income per share was $0.11, compared to $0.17 for the corresponding period of 2017.

Cash Flow

Cash used in operating activities was $5.1 million in the first quarter of 2018.

Cash provided by investing activities was $2.9 million in the first quarter of 2018.

As of March 31, 2018, UTStarcom had cash, cash equivalents and restricted cash of $98.9 million.

Outlook

For the second quarter of 2018, the Company expects to generate revenue in the range of $23 million to $28 million.

First Quarter 2018 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Friday, May 11, 2018 (8:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1 (866) 519-4004

Canada: + 1 (866) 386-1016

Hong Kong: +852-3018-6771

China: 4006-208-038

Other International: +65 6713-5090

The attendee pass code is 3438736.

A replay of the call will be available two hours after the end of the conference call until 11:59a.m. U.S. Eastern Time on June 11, 2018.

The conference call replay numbers are as follows:

United States: +1 (855) 452-5696

Hong Kong: 800-963-117

China: 4006-022-065

Other International: +61-2-8199-0299

The replay passcode for accessing the recording is 3438736.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications.  We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions.  The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload.  Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms.  UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou and China.  For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2018	2017
	(In thousands)
ASSETS
Current assets:
Cash, cash equivalents	$75,102	$79,749
Short-term investments	21	3,143
Accounts and notes receivable, net	22,142	16,911
Inventories and deferred costs	38,892	40,684
Short-term restricted cash	15,030	12,099
Prepaids and other current assets	20,727	14,227
Total current assets	171,914	166,813
Long-term assets:
Property, plant and equipment, net	1,778	1,714
Long-term deferred costs	32	277
Long-term restricted cash	8,757	8,839
Other long-term assets	9,309	9,401
Total long-term assets	19,876	20,231
Total assets	$191,790	$187,044

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$37,655	$27,452
Customer advances	10,502	21,828
Deferred revenue	3,983	7,286
Other current liabilities	30,721	31,698
Total current liabilities	82,861	88,264
Long-term liabilities:
Long-term deferred revenue and other liabilities	6,140	7,788
Total liabilities	89,001	96,052

Total equity	102,789	90,992
Total liabilities and equity	$191,790	$187,044

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
	2018	2017
	(In thousands, except per share data)
Net sales	$22,590	$22,538
Cost of net sales	13,445	13,430
Gross profit	9,145	9,108
	40.5%	40.4%
Operating expenses:
Selling, general and administrative	3,895	3,642
Research and development	2,943	1,825
Total operating expenses	6,838	5,467

Operating Income	2,307	3,641

Interest income, net	474	366
Other income (expense), net	(16)	353
Income before income taxes	2,765	4,360
Income taxes benefit	1,266	1,539
Net Income attributable to UTStarcom Holdings Corp.	4,031	5,899

Net Income per share attributable to UTStarcom Holdings Corp.—Basic	$0.11	$0.17
Weighted average shares outstanding—Basic	35,746	35,389

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2018	2017
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$4,031	$5,899
Depreciation and amortization	187	163
Provision for doubtful accounts	52	(111)
Provision for deferred costs	21	1,678
Stock-based compensation expense	201	308
Deferred income taxes	(81)	(50)
Changes in operating assets and liabilities	(9,518)	541
Net cash provided by ( used in) operating activities	(5,107)	8,428

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(251)	(50)
Procceds from refund of investment interests	—	479
Proceeds from sale of short term investments	3,123	—
Net cash provided by investing activities	2,872	429

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of common stock	—	(140)
Proceeds from exercise of stock options	22	—
Net cash provided by (used in) financing activities	22	(140)
Effect of exchange rate changes on cash and cash equivalents	416	2,185
Net increase (decrease) in cash and cash equivalents	(1,797)	10,902
Cash,cash equivalents and restricted cash at beginning of period	100,686	98,641
Cash,cash equivalents and restricted cash at end of period	$98,889	$109,543